Exhibit 99.2

Amira Foods

Second Quarter 2013 Earnings Conference Call

November 20, 2012

Operator:                             Greetings, and welcome to the Amira Foods Second Quarter 2013 Earnings call.  At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Rahul Nayar.  Thank you, Mr. Nayar, you may begin.

Rahul Nayar:                      Good afternoon, everyone, and welcome to Amira Nature Food’s second quarter fiscal 2013 conference call.  On the call today are Karan Chanana, Amira’s Chairman and Chief Executive Officer; Ritesh Suneja, Chief Financial Officer; Ashish Poddar, Executive Director of Finance; and Anil Chawla, Vice President, Legal.

By now everyone should have access to the second quarter fiscal 2013 earnings release, which went out today at approximately 4:00 p.m. Eastern Time.  If you have not had a chance to review the release, it’s available on the Investor Relations portion of our website, at www.amirafoods.com.  The call is being webcast and a replay will be available on the Amira website, as well at amirafoods.com.

Before we begin, we like to remind everyone that prepared remarks contain forward-looking statements and management may make additional forward-looking statements in response to your questions.  Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include risks detailed in our public filings with the Securities and Exchange Commission and those mentioned in the earnings release.  Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Also on the Company’s earnings release, and in today’s prepared remarks, we include EBITDA, which is a non-IFRS financial measure.  A reconciliation of EBITDA to the most directly comparable IFRS financial measures is included in the Company’s press release issued earlier today, which has now been posted on our website.

And with that, I’d like to turn the call over to Karan Chanana, Chairman and CEO.

Karan Chanana:                                                 Thanks.  Good afternoon, everybody, and thank you for joining us.  As you know, this is our first conference call as a public company and we are very excited to share our results with you today.  I had the pleasure of discussing our story with many of you during our recent public offering road show, and before we get too far into our second quarterly results, I want to thank you for your interest and investment in Amira Nature Foods.

On today’s call, I will provide a brief overview of our Company and our growth opportunities, as well as some highlights of our second quarter results.  Then Ritesh will review the financial results for the quarter in more detail.  After that, we will open up the call for your questions.

For those of you that we did not meet on our IPO road show, I want to provide a brief overview of our Company.  We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today.  Our main operations, including our rice processing facility, are in around New Delhi, India, and we have offices in Dubai, Malaysia, Singapore, the United Kingdom and the United States, in Southern California.  Our Company history dates back nearly 100 years.  We were originally founded in 1915 as an agro-trading business.  Amira has evolved from a domestic rice producer to an international branded rice and rice-based products company.  Today, we operate through our Amira brand third party brands, which we formed for the basis of our international expansion, and through what we refer to as our “Institutional” segment, which consists of bulk non-rice agricultural sales.

The core product of our business is Indian specialty rice, particularly Basmati.  Worldwide, rice is a staple of many people’s diets and it’s especially popular in densely populated regions in high growth emerging markets.  Importantly, rice is allergy free.  Basmati is a differentiated, premium segment within rice.  It’s a specialty product only grown in the Indian subcontinent.  The grains are slender, extra long, known for its aromatic characteristics.  Basmati rice commands a premium price compared to the overall rice industry, and its growth has consistently been at a rate well above the overall rice industry, particularly outside of India.

Our superior supply chain and manufacturing capabilities have enabled Amira to position itself as one of the leaders in this growing industry.  The barriers to entry in rice processing and packaging are very high as it is a highly technical and delicate process.  So if a new company made a decision to enter this market, it would be a capital intensive process for them to compete.  Over the years, we have always believed in investing in the best and we believe the growth of our product lines are proof of the way we offer the leading products from within our industry.  We are recognized by Planman Marcom as one of the six food PowerBrands in India.

In addition to our core Basmati rice offerings, we have successfully launched value-added innovative products in rice and adjacent categories.  A couple of examples include Kheer rice, which is a rice pudding delicacy; Khichdi rice, which is a healthy product, it’s comfort food and children’s and it’s popular in many diverse regions of India and internationally.  We have developed a “ready to eat” category in which we created dry snacks to capitalize on the expanding snack market in India.

In our most recent financial year ended 31st March, 2012, our sales in India were 34% of our total sales.  We are confident that India will continue to represent steady and consistent growth over the next several years.  In this market, we have direct distribution centers in which we have direct relationships with our distributors across all 28 states.  We serve the Indian market through both modern and traditional channels of retail.  While we expect growth in both markets, we see a very strong upside to increase our presence in the modern retail in India.  An example of our success in modern retail in India has been through our strong presence in Bharti-Walmart.  We are currently in all 210 Easy Day Walmart locations and all 23 Best Price Walmart locations.  We currently have penetrated 26% of modern retail in India and are confident that we will capitalize on the growth potential in coming years.

Our international sales outside India represent approximately two thirds of our overall sales.  International sales have grown at a CAGR of 42% over the last three fiscal years, highlighting our ability to enter new markets and expand our business in existing international markets.  Our third party branded products represent the foundation of our international business.  The primary focus of our international expansion is partnering with leading international customers.  For example, in the United States, we have a strong presence in Costco.  We first entered Costco in 2010 with our (inaudible 8:40) brand, and we now are in 134 of their 433 total locations.  This makes Amira the leading Basmatic supplier to Costco.  We still have ample room to expand our sales with this one partner.  This is just one example in one market; we’ve had similar success with local retailers and distributors in several markets, ranging from UAE to Nigeria.

With our strong product offerings and diverse business model, we have laid foundation for our future growth.  As we look ahead, we have identified six distinct growth strategies, which are:

First one, accelerate global brand building and value-added offerings.  We are continuing to evaluate market gaps for our new products, future innovations in complementary categories.  Strengthening our distribution footprint in India.  As you know, India has a rapidly growing middle class and demonstrates very attractive demographic trends.  We are focused on strengthening our direct distribution in key locations, as well as expanding our network of distributors, while also capturing the significant growth opportunities presented by the increase in Indian modern trade.

Third, further develop relationships with key retail partners.  We have done a great job over the past couple of years cultivating relationships with Costco, Smart and Final, and other leading retailers, but we have hardly scratched the surface of the full potential of the retail distribution of our products.  Going ahead, leverage our international presence to enhance branded penetrations.  Adding to that, expand into new, high growth markets.  We are currently in 40 countries and are targeting our expansion to be present in 70 countries in the next five years.  And to keep this pace of growth, increasing processing capacity and operating efficiencies.  With a portion of the proceeds of our initial public offering completed last month, we plan to more than double our processing capacity by building a new state-of-the-art facility.  This new facility is expected to be complete by fiscal year 2015 and will enable us to bring all our production in-house, thereby reducing the need for us to purchase semi-finished product.  Importantly, we expect that this will enable us to improve our margins as well as increasing our capacity.

Before I turn the call over to Ritesh, I would like to highlight a few business achievements we have accomplished during the second quarter and so far in the third quarter.  Our second quarter revenue increased by 28.7% to U.S.$79.4 million, and our EBITDA increased 54.8% to 10.3 million in the second quarter.

Amira India recently entered into an agreement with an Indonesian customer to supply 1.8 million bags of Indian White Rice, amounting to a little over U.S.$39 million within fiscal 2013.  We are pleased with our contract with this Indonesian customer, as it underscores Amira’s leading position as a global provider of Indian specialty rice.  This deal will provide a steady and predictable revenue stream for the remaining 2013 and supports our key growth initiative of adding key retail and wholesale partners.

As we begin the second half of fiscal 2013, we are in a strong position to build off this positive first half of fiscal 2013 momentum and deliver solid financial results.  Industry growth is extremely encouraging and we are positioned to capitalize on a number of growth opportunities around the world.

With that, I’d like to hand over the call to Ritesh to discuss our second quarter financial results in detail.

Ritesh Suneja:                                                                Thanks, Karan.  Good afternoon, everyone.  For the second fiscal quarter ended September 30th, 2012, we reported net revenue of $79.4 million compared to $61.7 million for the same period in fiscal 2012, an increase of 28.7%.  The revenue increase was primarily driven by sales volume growth.

Revenue in the second quarter of fiscal 2013 for our Amira and third party branded products was $78.2 million, or 98.5% of total revenue, compared to $53.2 million, or 86.2% of total revenue, in the prior year period.  Sales of bulk commodity products to institutional customers in the same quarter of fiscal 2013 contributed $1.2 million, or 1.5% of total revenue, compared to $8.5 million, or 13.8% of total revenue, in the prior year period.

Cost of material, including change in inventory of finished goods, increased $11.7 million, or 23.6%, to $61.2 million in the second quarter of fiscal 2013 from $49.5 million in the same period last year.  This increase primarily reflects the growth in Company’s revenue.  As a percentage of revenue, cost of material decreased to 77.1% in the second quarter of fiscal 2013 as compared to 80.3% in the three months ended September 30th, 2011.

Profit before tax improved 572.8% to $4.5 million, or 5.6% of revenue, compared to $0.7 million, or 1.1% of revenue, for the second quarter of fiscal 2012.  This strong improvement was due to strong top line growth, as well as improving leverage in our overall business.

EBITDA, defined as profit after tax plus finance cost, income tax expense and depreciation and amortization, was $10.3 million, or 12.9% of sales, in the second quarter of fiscal 2013 compared to $6.6 million, or 10.8% of sales in the same period last year.  Our improved EBITDA margin underscores our ability to leverage operating expenses across higher sales volume.

Profit after tax for the second quarter of fiscal 2013 increased 291.4% to $3.3 million, or $0.09 per diluted share, compared to $0.8 million, or $0.02 per diluted share, in the same period last year.  Following our initial public offering on October 10th, 2012, the Company has 35.7 million diluted shares.

Turning briefly to our year-to-date results, for the six months ended September 30th, 2012, net revenue increased 23.9% to $159.5 million compared to $128.8 million for the same period in fiscal 2012.  EBITDA increased 37.3% to $20.5 million compared to $15.0 million in the same period of last fiscal year.  Profit after tax increased 157.0% to $6.6 million compared to $2.6 million in the same period last fiscal year.

Turning to our balance sheet, at September 30th, 2012, our cash balance was $4.3 million and we had total indebtedness of $163.0 million.  On October 15th, 2012, the Company completed an initial public offering and received approximately $81 million in net proceeds.  We have used

52 million of these net proceeds to reduce a portion of our indebtedness; in addition to this, we will use approximately $25 million to invest in our plant expansion, as Karan discussed in his remarks.  Assuming our receipt of these net proceeds as on September 30th, 2012, our pro forma cash and cash equivalents and our total current and non-current debt as of such date were $33.3 million and $111.0 million, respectively.

We have retained $4.0 million to fund future operating expenses through 2015.  After our successful listing in the U.S., we have the opportunity to refinance some of our high cost Indian debt, which will reduce the cost of our debt by lowering our net interest rate.

Now, I would like to turn the call back to Karan.

Karan Chanana:                                                 Thanks, Ritesh.  As you can tell from Ritesh’s summary, we are off to a very strong start in fiscal 2013.  I would now like to take a moment to thank Ritesh for all his contributions to Amira.  Ritesh was instrumental in helping us to develop the financial systems and controls we have in place to be a public company, and we wish him a return to full health and best of luck in his future endeavors.

Ashish Poddar, currently our Executive Director of Finance, will replace Ritesh as CFO.  Ashish brings 15 years of financial experience to Amira.  Most recently, he was Senior Manager in the Finance and Enterprise Performance Division of Accenture Services Private Limited in India.  Prior to Accenture, Ashish served as Manager Equity Accounts at Yum! Restaurants International, working with YUM’s Chief Financial Officer and Financial Controller to implement and execute financial controls policies and procedures for many company-owned restaurants.  We are excited to have Ashish join our team and believe that his financial experience with global brands will provide a substantial contribution to Amira Nature Foods as we strive to further expand our global business.  As a newly public-traded company, we believe we will benefit from his financial reporting experience.

In closing, we believe we are better positioned than ever before with the right team to achieve the guidance given at the time of the IPO.

And with that, I would like to open up the call for your questions.  Operator?

Operator:                                                                                       Thank you.  Ladies and gentlemen, we will now be conducting a question and answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question is from Gautam Chhaochharia of UBS.  Please go ahead.

Gautam Chhaochharia:          Hi, Karan (inaudible).  Congratulations.

Karan Chanana:                                                 Thank you.

Gautam Chhaochharia:          Yes, (inaudible) a couple of questions.  One is can you throw some more color on in terms of the mix between owned brand and third party private label brand in this quarter?

Karan Chanana:                                                 We haven’t broken up our revenue between our own and third quarter—third party brand on a quarterly basis, and that’s not public information so that’s not something we could share with you at this moment.

Rahul Nayar:                                                                   But just to add to what Karan was saying and to give you some color, both grew substantially higher than our forecasted revenue growth, which we had spoken to you about on the road show.  So both have grown substantially higher but we don’t break it into (inaudible), so we are not providing quarterly breakup of the numbers in detail.

Gautam Chhaochharia:          Gotcha (inaudible).  And this (inaudible) Indonesian (inaudible), the (inaudible) falls under a priority with them, or this (inaudible)?

Karan Chanana:                                                 No, this is the third party branded.

Gautam Chhaochharia:          Okay.  And one—and the last question on pricing, earnings and outlook, so what have you seen in the second quarter and what is the outlook for going forward for next couple of quarters?  (Inaudible) so a like-for-like (inaudible) category of rice?

Rahul Nayar:                                                                   I will let—for this quarter, pricing was higher than the first fiscal quarter but was flat or just slightly higher than the previous quarter in the year before, corresponding quarter in the fiscal Q2 FY’12, it was flat or slightly higher than that, but substantially higher than Q1.  I will let Karan answer the question about pricing (inaudible).

Karan Chanana:                                                 Pricing from here, we see a clear upward trend and keeping in line with the regular increase in pricing which happens year-on-year.

Rahul Nayar:                                                                   Gautam, we had spoken about 5 to 7% pricing increase with you in the past, which is actually an annual price increase in the business.  We expect at least that going forward in the next quarters.

Gautam Chhaochharia:          Thank you.

Operator:                                                                                       Thank you.  Our next question is from Eric Katz of Deutsche Bank.  Please go ahead.

Eric Katz:                                                                                     Hi.  I’m not sure whether it’s good morning or good evening but congratulations.

Karan Chanana:                                                 Thank you.

Eric Katz:                                                                                     I guess how should we think about this Indonesian contract win, and how does that kind of flow through over the next couple of quarters?  I—is the 39 million an annual run rate, or is that what you would expect to benefit your top line just in 2013?

Rahul Nayar:                                                                   Thanks, Eric.

Karan Chanana:                                                 Sorry, go ahead.

Rahul Nayar:                                                                   (Inaudible).  Yes, thanks, Eric.

Karan Chanana:                                                 Yes, go ahead.

Rahul Nayar:                                                                   Thanks, Eric.  It’s a good question.  Just to let you know, we had an order in the previous fiscal year also from the same customer.  This is a repeat order.  It is substantially higher than the previous order.  A small portion of that order will be recognized in Q3 and the remaining portion of that order will be recognized in Q4.  This is not an annualized number.  This is the revenue number to be recognized in Q3 and Q4 of this fiscal year.

Eric Katz:                                                                                     So, okay.  And that is going to be Basmati, or is it just your basic white rice, and would that be—and as such, how do you recognize that?  Is that—would that be part of the bulk product, or is that part of either the Amira or the third party business?

Rahul Nayar:                                                                   It is, as answered earlier, it is part of the third party branded business.  It was similar in the previous fiscal year also, so it’s third party branded specialty rice, non-Basmati.

Eric Katz:                                                                                     Okay.  And then I guess a couple of more questions, if I could.  Just from the financials, with the money that you raised for the—through the IPO, what do you now expect your kind of interest expense to be for the full year?

Rahul Nayar:                                                                   We’ve forecasted interest expense earlier with you already, and we stick to that forecast.  We haven’t changed the forecasted interest expense from the previous (inaudible) shared with you (ph).  So there’s no change to that, except for we raised the lower amount of the IPO, and we’ve adjusted interest expense for the lower amount raised so we have slightly higher debt than we previously thought we did (inaudible) because lower amount raised at the time of the IPO.

Eric Katz:                                                                                     Got it.  And then the—I guess, it’s kind of difficult to quantify, but in the second quarter, I assume that you had some expenses related to the IPO.  I mean, was there—let’s say in the 4 million of SG&A that you reported, was there something that may have been abnormally high tied to the deal, or is that a clean, let’s call it a clean number?

Rahul Nayar:                                                                   There are some legal and accounting expenses which were tied to the transaction, not terribly large but which were already (inaudible) in that quarter which we had not broken out, so that number has a small amount of IPO-related expenses.

Eric Katz:                                                                                     Okay.  All right.  And then is there any change in your expectation given the mix of business as you see it in terms of the tax rate for the full year?

Rahul Nayar:                                                                   We do not expect a substantial reduction in tax rate yet that requires some restructuring and we spoke about earlier, which the Company will do after it refinances its debt and the (inaudible) of lower interest cost which is our next goal.  And both that, based on the jurisdiction we use, especially in the Middle East, and a small amount of restructuring, we will get a lower effective tax rate, but we are not modeling that for this fiscal year.

Eric Katz:                                                                                     Okay.  And then a last question and I’ll pass it on.  Karan, I guess, you know, we hear various—or read about various reports of a lack of rain and potential impact on the rice crop in selected areas of India and in the Basmati growing region.  I think you kind of said that you are not too worried about the pricing outlook, that that continues to be 5-plus%, but based on your experience in dealing with the growers and the—and pricing, what—how do you—how should we read into some of these reports about drought and the impact on the growing region for the next crop?

Karan Chanana:                                                 A good question.  The Basmati growing region is geographically blessed.  It is not dependent on rainfall.  It’s a region where the farmers are wealthier in relative comparison to the non-Basmati region and have the facility of ground water harvesting for their crops.  Secondly and more importantly, the region is backed by the five rivers of the Himalayas, which also gives it the distinguished feature of having this product, Basmati, in that region.  To answer your question, particularly on the drought front, the drought which was in predominantly in some parts of southern India has no impact on the Basmati region in this crop (inaudible).  The harvest is on as we speak and it’s a healthy harvest.

Eric Katz:                                                                                     Okay.  Thank you very much.  I’ll pass it on.

Operator:                                                                                       Thank you.  And as a reminder, ladies and gentlemen, it is star, one to ask a question.  The next question is from Akshay Jagdale of KeyBanc.  Please go ahead.

Akshay Jagdale:                                                  Hi.  Congratulations on the quarter.

Karan Chanana:                                                 Thank you.

Akshay Jagdale:                                                  Just, can you give us some more color on the sales growth here?  I mean, from the disclosure that you have put out there, looks like the third party branded and Amira branded revenue in the quarter was up 47%.  Can you—and you said primarily volume driven.  Can you give us some color on sort of volume versus—you know, and if there was any FX impact?  I’m sure FX was a negative so can you just talk to that a little bit?

Rahul Nayar:                                                                   Yes, I think, actually as—in the last fiscal quarter, FX was a headwind.  The average FX rate in both quarters was very similar, so you can view that to be the same.  Average FX rate in the previous two quarters, in June and September quarters in the FY’12 were again very similar.  So similar FX drag in Q2 as in Q1 but despite that, we grew revenue in dollar terms at 28.7%.  We can say that volume was substantially—taking into account FX, volume was substantially the (inaudible) driver of growth, growing both India, which grew very, very strong, and international revenues, which also grew very strong.  The Amira branded business, you know, again was—it grew superly strong and (inaudible), so you know, volumes in the range you mentioned, everything was extremely strong this quarter.

Akshay Jagdale:                                                  Yes, I mean just to follow up on that, just to make sure I have—at least I’m in the right direction or ballpark here, so your disclosure, we can actually derive that branded and third party growth rate, which was 47%, which is better than, you know, the total growth rate of 28-ish%, right?  So 47% is the dollar sales growth, you know, FX in my estimates was a double digit drag and you said pricing year-over-year was not a factor, so I’m getting to, close to 60% volume growth.  Am I far off there?

Rahul Nayar:                                                                   No, I think what you earlier mentioned, I think you have to take into account the institutional business, which is non-core business, it cost (inaudible) the focus is rice, I mean our branded rice, the third party branded rice.  The institutional business fell substantially as a percent of revenue in this fiscal quarter as compared to the corresponding period, the third quarter of FY’12.  So if you look at rice volume itself, you are close (ph).

Akshay Jagdale:                                                  Okay.  Yes, that’s—I was referring to just rice so that’s good.  Okay, and just give us a little bit more color on the crop—sorry, the—you talked about the price increase, 5 to 7%, and this is, you know, I guess last year’s crop that you are selling, and then you are starting to procure this year’s crop, right, 50% of the crop you procure from now until December, and do I have that right?  And if so, can you just talk about this year’s crop a little bit and what you’re seeing?

Rahul Nayar:                                                                   I’ll ask Karan to answer the question on his—not even outlook, on the early feedback on crop purchase and what he’s seeing in the market in terms of pricing.

Karan Chanana:                                                 The crop is under harvest.  It looks strong.  It’s a healthy crop.  Volumes are good and so is the demand forecast for the industry, and the pricing is up in the region of 5 to 7% and we see the same going—following through.  We are in our purchase mode and, you know, we’re following as planned because the harvest has just begun a little over two weeks ago.

Akshay Jagdale:                                                  And what are the early estimates for the size of the crop?

Karan Chanana:                                                 Size of the crop is going to be about 5 to 7% higher than last year.  That’s the earlier guestimate.  As you know, in India, it’s difficult to have a correct estimate, especially when we are just barely 18 days into the harvest of the crop.

Akshay Jagdale:                                                  Okay, great.  And then just a little bit more color on the demand growth.  You talked about all the growth levers being extremely strong, so starting that volume overall was strong, branded was strong, third party was strong.  You said domestic and international was strong, but just give us some color there on sort of what’s driving international growth.  Is it the same countries that have been driving the growth, you know, historically, and is it the same factors driving the domestic growth as well?  Just a little bit more color on growth.

Rahul Nayar:                                                                   I’ll—we’ll give you this information there.  As you know, we have said we were enhancing our distribution capability in India.  You saw the effect of that in Q1, where the Indian business brought up (ph) in terms of growth as compared to some of the previous years.  That has accelerated, you know, by a factor of close to 2 and then what we had in the—in Q1, we expect this growth to continue.

In the international side, the same markets we’ve spoken to you earlier about have all grown substantially.  We’ve entered a new market in Africa with our owned brand.  It’s again very strong in that regard for shipments already done in Q2 and again looking forward in Q3, it’s extremely strong shipments for the Amira brand there also.  So again, very strong numbers across the board.  Demand is based on market penetration, distributor penetration and we are completely focused on that.

Akshay Jagdale:                                                  And one last one.  I thought I heard Ritesh say something about refinancing the Indian debt.  I mean, is that—can you explain that?  I mean, is that already in your numbers, or how should we think of that?  I know Eric asked about interest expense but, you know…

Rahul Nayar:                                                                 Yes, (cross talking).

Akshay Jagdale:                                                  Yes, just talk about the refinancing of Indian debt and is that the same as sort of the refinancing of your overall debt portfolio that you were thinking of doing?

Rahul Nayar:                                                                   Yes.  So (inaudible) we spoke about it that some of the low-hanging fruit in terms of increased capital efficiency were in the refinancing of high cost debt.  You know, the (inaudible) debt is in India.  That’s close to 12% or (inaudible) to 12% cost of debt, as we spoke to you about earlier on the road.  We are in process of discussions with the banks in terms of setting up a structure to refinance that and access lower (inaudible) cost of capital.  We hope to have—to start working on that post this earnings release and hopefully—and have some good news in the near future.  Those numbers are not modeled in, or not forecasted at this stage.  At the time of the IPO, also we said that these are—this is additional upside to the investor and within 3 to 4 percent points benefit, there is substantial upside (inaudible) perspective.

Akshay Jagdale:                                                  Okay, thank you.  I’ll get back in queue and congratulations again.

Karan Chanana:                                                 Thank you.

Operator:                                                                                       Thank you.  Our next question is from Thilo Wrede of Jefferies.  Please go ahead.

Thilo Wrede:                                                                    Good evening.  I just wanted to follow up on that rice contract you talked about in Indonesia.  You said the volume for the contract is up meaningfully, but what’s the driver behind that volume increase?  I’m sure it’s not population growth in Indonesia alone.

Karan Chanana:                                                 The…

Rahul Nayar:                                                                   Karan.

Karan Chanana:                                                 Yes.  You’ve got a contract which is about $39.4 million.  It’s higher than our previous contract with the same customer.  Obviously, the customer is happier, more satisfied with our performance; thereby, we’ve taken a higher share of his Indian purchase and that’s our understanding.

Thilo Wrede:                                                                    So last year, that was the first time you—we—you sold to this customer?  Is that how I should understand it?  And now you’re telling it’s more to a permanent relationship?

Karan Chanana:                                                 Yes.

Thilo Wrede:                                                                    Okay.  And is the price that you get for the rice that you ship to Indonesia—by my math, the price you get there is below what your sort of average price for rice is.  Is the math there correct?

Rahul Nayar:                                                                   I guess, from a pricing standpoint, the (inaudible) that, this non-Basmati rice so it is, ballpark, similar to previous sales and, specifically, it is market pricing for non-Basmati, which (inaudible) specialty rice which is done before (ph).

Thilo Wrede:                                                                    Okay, perfect.  Thank you.

Operator:                                                                                       Thank you.  And as a reminder, ladies and gentlemen, please press star, one if you would like to ask a question.

We have another question from Akshay Jagdale of KeyBanc.  Please go ahead.

Akshay Jagdale:                                                  On that Indonesian rice contract, so how—what percentage growth are we talking for the same customer?  Can you—have you disclosed that?  Are you willing to say—because (cross talking).

Rahul Nayar:                                                                   (Inaudible).

Akshay Jagdale:                                                  Yes, go ahead.

Rahul Nayar:                                                                   Yes, actually it is higher.  The growth is higher than our 20% forecasted revenue growth for the Company.

Akshay Jagdale:                                                  Okay.

Rahul Nayar:                                                                   I don’t want to give you exact numbers that are confidential, but it’s higher—that contract itself is higher, substantially higher than the revenue growth we forecasted for the Company.

Akshay Jagdale:                                                  Right, and you—the $39 million, part of it is, like, base business growth—base business—like, you shipped them some stuff last year so you would have included that in your sort of guidance, right, so—but what we should assume is a portion, whatever that portion is, a significant portion of the $39 million is just—wasn’t included in your previous outlook, correct?

Rahul Nayar:                                                                   Yes.  As we just explained that to you, we had assumed a certain growth rate for that customer year-over-year.  We had beaten that growth rate for this customer in terms of what we had forecasted and what they received, so there’s some extraordinary (ph) upside in that result for this fiscal year again.

Akshay Jagdale:                                                  Okay, and just two just more broader questions.  So I mean, 50%-ish growth on volumes for rice in general for you guys, I mean obviously that’s very impressive.  My understanding is that the market itself, the Basmati rice specialty Indian rice market is not growing at that rate, so clearly, looks like you’re gaining share and those share gains recently seem to have accelerated.  So am I viewing that, first of all, correctly?  And secondly, if I am, what’s the main driver of that?

Rahul Nayar:                                                                   I think we had spent time during the IPO explaining that the Indian market is very fragmented, simply (ph) fragmented in terms of distribution.  We had spent time explaining to you why, in FY’12, fiscal FY’12 our Indian revenue growth was not as high as—sorry, was not as high in FY’11 as in previous years and FY’12, it had caught up.  And we had spoken to you and said that this was going to accelerate.  This is an example of the distribution changes we’ve made in that year which are—have now shown in FY’12 and are increasingly showing up in FY’13.  We believe in, as one of the few organized players in this market, we will gain market share.

Akshay Jagdale:                                                  Okay, and just one last one, I promise.  On the international markets, like one of your strongest markets is the UAE and we were trying to figure out when demand in that market will saturate, so one of the exercises we did was we just looked at how much rice are they importing from India and taking it as a percentage of their overall rice consumption, and it seemed to be—you know, the number we came up with said—told us that they may be re-exporting Basmati rice.  How do you guys think of some of your exports or growth markets, and what point will see saturation in those specific markets?  Just want to understand how you think of that.

Rahul Nayar:                                                                   (Inaudible) I’ll answer first and then Karan add to that.  From us—from our standpoint, we do not see saturation in the Middle East market, one, because it’s (inaudible) business; but secondly, we’ve launched our brand there and the very early stages of doing that.  As part of the IPO, we had shared with you the retail sector in the Middle East, and our penetration and our focus again is increased penetration.  As we discussed during the road show, the main upside and the low-hanging fruit is increased penetration throughout the emerging market space, whether it’s Indonesia, whether it’s India, whether it’s the UAE, whether it’s Africa, and we are the low-hanging fruit penetration for organized player in the space to grow, so we don’t see any issues in market saturation at this stage.

I’ll let Karan add to that.

Karan Chanana:                                                 Absolutely.  You know, the Middle East and all the emerging markets have young populations, growing populations.  There’s a lot of growing economic activity.  The GDPs are growing at high single digit growth rates, and as populations are getting wealthier there, they are trading up and consuming a lot more of specialty rice and sitting on top of the best specialty rice is the Indian Basmati, and like Rahul said, we don’t see any saturation in that market in the foreseeable future.

Akshay Jagdale:                                                  Okay, thank you very much.

Operator:                                                                                       Thank you.  Our next question is from Eric Katz of Deutsche Bank.  Please go ahead.

Eric Katz:                                                                                     Hi, thanks for taking the follow-up.  I guess, a first question is, you know, now that you have the proceeds from the IPO, you’re sitting on the funds to, you know, start building the new facility.  Where do you stand on that?  Have there been any changes in terms of the timeline since the IPO?  And then I have one other follow-up.

Rahul Nayar:                                                                   Thanks, Eric.  To clarify and reconfirm, we still confirm the forecasted time of December 2014, fiscal 2015 as the time for the new plant.  We are deep in process of that execution.  As you’ll see, we have kept aside the cash portion for that plant (inaudible) and, you know, are in the process of that execution as we speak.

Eric Katz:                                                                                     Okay.  And then—thank you for that.  And then I think during the IPO, there were some questions about a relatively sizeable order with the Philippines that was seized by the Philippine government and then it was in some kind of discussion.  Was there—is there any resolution on that issue yet, and how does that affect—or did it affect the quarter, and how do we think about that, you know, this fiscal year?

Rahul Nayar:                                                                   Thanks.  Extremely good question, Eric.  As we had spoken earlier, and the goods which had been seized by the customs in the Philippines were sold in Q1, with sale recognized in Q1.  The cash received (inaudible).  There is no downside or upside related to that sale.  From a business perspective, the only continent, potential contingent liability (inaudible)

there will be any legal action taken against the Company to clarify due date (ph).  There has been no legal action taken against the Company and both our auditors and lawyers, internal and external, have received and heard from Philippine counsel that they don’t believe there is any reason for the Company to get any legal action in the future either.  So from an income, revenue, financial perspective, that transaction closed for us in fiscal Q1 of this year and there is no downside or upside expected from that going forward at all.

Eric Katz:                                                                                     Thanks, that’s great.  Thank you.

Operator:                                                                                       Thank you.  We have no further questions in the queue at this time.  I would like to turn the floor back over to management for any closing remarks.

Karan Chanana:                                                 Yes, thank you for your questions and interest in Amira.  We are very—we are at a very exciting time for our business and are excited to share our story and growth in the investment—with the Amira investment community.  Over the next several months, we will be attending select investor events in the United States and we hope to see many of you there.  We look forward to speaking with you again when we report our third quarter financial results in February, and thank you again and have a good day.

Operator:                                                                                       Thank you.  Ladies and gentlemen, this does conclude today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.